Exhibit 99.1
NOV 26, 2021 - 13:24
BioNTech will take two weeks to assess vaccine against latest Covid variant
Hannah Kuchler

BioNTech will know in two weeks whether the vaccine it developed with Pfizer will work against the new B.1.1.529 variant of Covid that has emerged in southern Africa.

The German company says it is testing the vaccine against the strain in the lab. It said the variant “differs significantly from previously observed variants” because of additional mutations on the spike protein, which vaccines target.

“Pfizer and BioNTech have taken actions months ago to be able to adapt the mRNA vaccine within six weeks and ship initial batches within 100 days in the event of an escape variant,” the company said.

“To that end, the companies have begun clinical trials with variant-specific vaccines (alpha and delta) to collect safety and tolerability data that can be provided to regulators.”

Shares in BioNTech climbed 7.2 per cent to $326.56 in pre-market trading, while partner Pfizer added 5.6 per cent to $53.75.